Exhibit 99.1

Date: January 10, 2017

DRAFT- Letter of Intent

Dear,

Smt Investors LLP, An and Dc Irrevocable Trust; San Isidro Six Investments LLC, Scm-Neal LLLP (“Seller”) agrees to sell the Property, defined below to Hoverink International Holdings, Inc. ("Purchaser”) on the following terms and conditions:

Seller:	Smt Investors LLP, An and Dc Irrevocable Trust; San Isidro Six Investments LLC, Scm-Neal LLLP

Purchaser:	Hoverink International Holdings, Inc.

Purchase Price:	$5,157,500 cash purchase.

Property:	17670 E 64th Ave., Denver, CO 80249

Property Description:	T3 R66 S9 NW/4 BEG 30FT S & 695.7FT E OF NW COR OF NE/4 OFNW/4 TH E 628.47FT S 1294.88FTW 643.01FT N 1294.96FT TPOB EXC PENA STATION FLG 1

Property Type:	Vacant Land: 2 Land Parcels – North Parcel and South Parcel

Site Size:	Approximately 14.8 acres

NOI:	$30,000 – Cell Tower Lease

Inclusions:	Existing Cell Tower and Lease

Water and Sewer Taps, and Utilites:

Please provide documentation relating to the Water and Sewer Taps and Utilities pertaining to the property that Seller has in possession. Please provide written confirmation of the amount remaining to be paid, if any, time and other restrictions for the transfer and use of the taps.

Terms of Payment:	Purchaser will disclose method of payment and verification of funds used for the Purchase in the amount equal to the Purchase Price in a separate document.

The Purchase Agreement shall not terminate due to Purchaser’s requirement to comply with the liquidation process by the fund who is providing capital for purchase of the Property. The liquidation process is standard and required to obtain the funds to purchase the property. Any delays in the liquidation process will extend the related dates and closing of the Purchase Agreement.

Purchase Agreement:

Within three (3) business days of execution of this Letter of Intent, Seller shall provide its form of Purchase and Sale Agreement to Purchaser’s Attorney. Within three (3) business days of receipt of such, Purchaser shall either execute the Purchase and Sale Agreement or provide its comments to Seller.

Conveyance:

Seller will convey to Purchaser a fee simple title interest in the Property. Purchaser acknowledges it is purchasing the Property in its “AS-IS” and “WHERE-IS” condition without representations or warranties from Seller.

Closing Costs:

Seller will pay for Sellers legal expenses, transfer taxes split per county custom, recording fees, transfer fees, owner’s extended coverage in the Title Commitment. Purchaser shall pay for all other costs associated with this transaction, including, but not limited to, ILC and / or survey update if required, transfer taxes split per county custom, Purchaser’s legal expenses, any costs associated with Purchaser’s financing, and any additional due diligence studies required by Purchaser. Escrow fee will be split 50/50 between Seller and Purchaser.

Closing Company:	First American Title – Beverly M. Carlson

Seller Deliveries:

Within three business days of execution of the LOI, Seller will provide to Purchaser a copy of its most recent documents and reports available to include, but not limited to title documents, entitlements, environmental, soil, survey, improvement location certificates, tax, engineering reports, all other reports if any, that bind the Property, or that will affect the use of the Property after the close of escrow that Seller has in its possession.

Due Diligence Period:

Due Diligence Period shall expire 6 months after execution date of the Purchase Agreement, or sooner dependent on receiving approval for the development project by the City and County of Denver. Purchaser will review all documents provided by the Seller, verify zoning and use restrictions, all tax bills, obtain and environmental site assessment, soil testing, and any other inspections or testing that may be required. Purchaser will also conduct the development application, drawing submittal and review process with the City and County of Denver to obtain approval for development Project during this period.

During this time Purchaser must declare their interest to purchase or cancel the agreement in writing, on or before such date, for any reason or no reason at all. After this date, the agreement will become a purchase contract to purchase the asset and the earnest money shall become non-refundable.

Contingency:

Should Purchaser not receive approval for Land Use or development, or not be able to obtain or meet any of the necessary requirements the site development plan review and approval and permitting process for any reason relating to the Property, the Purchase agreement shall terminate and all earnest money deposits be returned to the Purchaser at no delay by the Seller.

Closing Date:	This transaction shall close 30 days after the Due Diligence Period or sooner.

Earnest Money:

$100,000 to be deposited by Purchaser with First American Title Company within three (3) business days of the execution of the Purchase and Sale Agreement. The Earnest Money Deposit shall become non-refundable upon expiration of the Due Diligence Period and applied toward the purchase price of the Property provided that Seller has met its obligations under the Purchase and Sale Agreement.

Commission:

Seller and Purchaser agree that Cushman and Wakefield is the broker of record (“Jim Capecelatro and Mike Kboudi”) exclusively representing the seller and Keller Williams Avenues Realty / KW Commercial is the broker of record (“Bliss Kelley”) exclusively representing the Purchaser. Seller shall pay a commission to Jim Capecelatro and Mike Kboudi and Purchaser’s Broker Fee to Bliss Kelley at closing according to separate Commission Agreement. Purchaser and Seller acknowledge that other than Bliss Kelley there are no other fees or commissions due related to Purchaser’s exclusive representation for this transaction. Purchaser and Seller agree to hold each other harmless from any other claims for fees and commissions associated with this transaction.

Return of Documents:	If this transaction is terminated for any reason Purchaser shall return all documents to Seller within three (3) business days of termination and prior to release of any refundable Earnest Money.

This term sheet shall serve as the basis for negotiation of the Purchase and Sale Agreement. It is understood and agreed by both parties that this letter does not purport to include all material or necessary terms to contract for the purchase of the Property. It is also understood and agreed by both parties that this letter expresses the present intention of the parties only, and that no binding contractual obligation exists until the Purchase and Sale Agreement has been agreed to and executed by the parties. Purchaser acknowledges that Seller may unconditionally withdraw its offer to sell the Property to Purchaser at its sole discretion, until such time as Seller and

Purchaser have entered into a definitive Purchase and Sale Agreement.

By execution below both parties are in agreement with the terms contained herein.

___________________________

Purchaser

AGREED TO AND ACCEPTED this _____ day of                                   2014.

_________________________

Seller Signature

The following information provided concerning Purchaser and Purchaser’s Attorney:

Exact legal name title will be held in (if Purchaser is an entity attach the first page of the entity formation document): ________________________________________

Purchaser’s Attorney:

Name:

Company:

Address:

City:

Phones:

Fax:

Email: